Consent of Independent Registered Public Accounting Firm

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our audit report dated March 29, 2023 with respect to the consolidated balance sheets of IntelGenx Technologies Corp. as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2022, and the related notes.

We also consent to the reference to our firm under the caption "Experts" in the Offering Circular.

Richter LLP (Signed)

Montréal, Québec, Canada

February 14, 2024

MONTRÉAL ____ 1981 McGill College Montréal QC H3A 0G6 514.934.3400	TORONTO ____ 181 Bay St., #3510 Bay Wellington Tower Toronto ON M5J 2T3 416.488.2345	CHICAGO ____ 200 South Wacker Dr., #3100 Chicago, IL 60606 312.828.0800	RICHTER.CA